VIACOM INC.

SENIOR NOTES AND SENIOR DEBENTURES OFFERING—FINAL TERMS

Issuer Free Writing Prospectus

Dated October 2, 2007

Filed Pursuant to Rule 433

Registration Statement No. 333-139086

In addition to the senior notes due 2017 of Viacom Inc. (the “Senior Notes due 2017”) described in the Preliminary Prospectus Supplement of Viacom Inc. dated October 2, 2007, Viacom Inc. is also offering senior debentures due 2037 (the “Senior Debentures due 2037”). The Senior Notes due 2017 and the Senior Debentures due 2037 will be issued as separate series under the indenture described in the Preliminary Prospectus Supplement.

Issuer:	Viacom Inc.

Ratings:	Baa3 (stable outlook) / BBB (stable outlook) / BBB (stable outlook)

Format:	SEC Registered

Ranking:	Senior Unsecured

Securities:	Senior Notes	Senior Debentures

Principal Amount:	$500,000,000	$250,000,000

Trade Date:	October 2, 2007	October 2, 2007

Settlement Date (T+3):	October 5, 2007	October 5, 2007

Maturity Date:	October 5, 2017	October 5, 2037

Price to Public:	99.286%	99.275%

Gross Spread:	0.45%	0.875%

Net Proceeds:	$494,180,000	$246,000,000

Coupon:	6.125%	6.75%

Yield to Maturity:	6.222%	6.807%

Spread to Benchmark Treasury:	UST +170 bps	UST +203 bps

Benchmark Treasury:	4.75% UST due 08/17	4.75% UST due 02/37

Benchmark Treasury Yield:	4.522%	4.777%

Coupon Payment Dates:	April 5 and October 5	April 5 and October 5

Record Dates:	March 21 and September 20	March 21 and September 20

First Coupon Payment Date:	April 5, 2008	April 5, 2008

Make-Whole Call:	Treasury Rate plus 30 bps	Treasury Rate plus 35 bps

Denominations:	$2,000 X $1,000	$2,000 X $1,000

Day Count:	30/360	30/360

CUSIP:	92553PAB8	92553PAC6

Sole Bookrunner and Joint Lead Manager:	Deutsche Bank Securities Inc.

Joint Lead Manager:	Greenwich Capital Markets, Inc.

Senior Co-Manager:	Credit Suisse Securities (USA) LLC

Co-Manager:	nabCapital Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free to Deutsche Bank Securities Inc at 1-800-503-4611.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.